

Mail Stop 7010   July 7, 2008

Charles Sand
Chairman
Soy Energy, LLC
222 N. Main Street
P.O. Box 663
Marcus, Iowa 51035

> **Re: Soy Energy, LLC**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 16, 2008**
> **File No. 000-53112**

Dear Mr. Sand:

    We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Development, page 1

1. We note that you have paid Bratney approximately $13,659,000 for design and construction related services associated with the biodiesel plant. Please discuss the construction-in-progress to date in this section and describe the extent to which you will be able to use this facility for your new proposed biodiesel plant. We note you have estimated a $4 to $7 million impairment charge.

Risk Factors, page 19

We may need to increase cost estimates for construction . . . , page 21

2. In this risk factor, please quantify the amount of money previously paid to Bratney Companies.

Our auditors identified a material weakness . . . , page 25

3. Please clarify the status of the material weaknesses and their components. Disclose when the material weakness began, when it was identified, and who identified it. Also more fully describe your remediation process. Disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, disclose more fully when and how

the company expects to do so. Explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Certain Relationships and Related Party Transactions, page 51

4. We note from your Current Report on Form 8-K filed on June 30, 2008 that you entered into a Crude Corn Oil Purchase Agreement with Little Sioux Corn Processors LLLP on June 24, 2008. On page 32 of your Form 10/A, we further note that several of your directors sit on Little Sioux's board of directors. Please disclose this transaction in this section, identify which of your directors sit on Little Sioux's board of directors, and provide all other information required by Item 404 of Regulation S-K. Please also file this agreement as an exhibit to the Form 10.

Condensed Balance Sheets, page F-13

5. Please supplementally explain to us how you have determined that the receivable from Bratney Companies is realizable in light of your statement on page 2 that you "are currently in discussions with Bratney regarding the amount of this refund."

6. Since we note decreases in both your construction-in-progress and design services deposit – related party accounts, please supplementally tell us and revise your document to disclose which balance sheet account(s) was affected by your $4.0 million impairment charge.

Summary of Significant Accounting Policies, page F-17

Long-Lived Assets, page F-18

7. Please revise your note to disclose your methodology for determining fair value as required by paragraph 26(c) of SFAS 144.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Catie Cownie, Esq.
        BrownWinick
        666 Grand Avenue
        Suite 2000, Ruan Center
        Des Moines, Iowa 50309